UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to Cemex’s 2022 Integrated Report included in its Report on Form 6-K, furnished on March 28, 2023 (the “Original 6-K”), solely to correct certain information contained in the Original 6-K.

On the “Corporate Governance” section in page 98 of Exhibit 1 in the Original 6-K (Page 93 of the Original 6-K), the following changes should be made:

(i)

In the second column, under Marcelo Zambrano Lozano (67), in the “Other Current Roles” section, the second sentence in the paragraph should read “He is a member of the Board of Directors of Grupo Vigia, S.A. de C.V. (a Mexican non-public corporation dedicated to distribution of gas, fuel, and other oil derivatives), and of GreenPaper (Productora de Papel, S.A. de C.V.) (a Mexican non-public corporation dedicated to the fabrication and distribution of paper).” and not “He is a member of the Board of Directors of Grupo Vigia, S.A. de C.V. (a Mexican non-public corporation dedicated to distribution of gas, fuel, and other oil derivatives).”;

On the “Corporate Governance” section in page 99 of Exhibit 1 in the Original 6-K (Page 94 of the Original 6-K), the following changes should be made:

(i)

In the third column, under David Martínez Guzmán (65), in the “Experience” section, the first paragraph should read “Mr. Martínez Guzmán is the Principal of Fintech Advisory Inc., which he founded in 1987. From 1984 to 1986, Mr. Martínez worked as Vice-President, Latin America Sovereign Restructuring unit of Citibank, N.A. in New York, where he helped coordinate the 1984 Argentina Financing Plan. Since founding Fintech, Mr. Martínez Guzmán has participated, at times as the largest creditor, in most of the sovereign debt restructurings around the world, historically approaching sovereign restructurings with a collaborative approach to governments. Mr. Martínez Guzman also has a strong track record of successful involvement in corporate restructurings and debt exchanges, most often working with the companies to ensure long-term viability and business continuity as a value-recovering proposition. More recently, Mr. Martínez Guzman has allocated a significant portion of Fintech’s position to private equity investments, successfully investing across multiple jurisdictions in Latin America, Asia, and Europe, and across a wide range of sectors, including telecom and media, utilities, industrials, infrastructure, construction, oil and gas, and financial institutions.” and not “In 1984, Mr. Martínez Guzmán joined the Latin America Sovereign Restructuring unit of Citibank, N.A. in New York, where he helped coordinate the restructuring of Argentina’s sovereign debt. In 1987, he formed Fintech in New York, which since then has participated in most of the sovereign debt restructurings around the world, starting with the Brady Plan in the 1980s. Over the past three decades, Mr. Martínez Guzmán has consistently pursued high-value investments through numerous corporate restructurings across various industries in Latin America, and over the last decade he has also conducted strategic investments in the Eurozone, participating in the recapitalization processes of systemically important banks in Greece, Spain and Italy.”;

Except as specifically described in this explanatory note, this Amendment does not amend, modify, or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 29, 2023	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Cemex, S.A.B. de C.V.’s (NYSE: CX) (“Cemex”) 2022 integrated report, discussing Cemex’s business, strategic priorities, and other relevant topics. (Corrected).

The 2022 integrated report of Cemex is also publicly available on Cemex’s corporate website at the following link: http://www.cemex.com/IntegratedReport2022